Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BIO-KEY INTERNATIONAL, INC.,

BIO-KEY ACQUISITION CORP.

AND

PUBLIC SAFETY GROUP, INC.

AND

ALL OF THE EQUITY HOLDERS OF PUBLIC SAFETY GROUP, INC.

March 30, 2004

TABLE OF CONTENTS

ARTICLE I	THE MERGER

1.1	The Merger
1.2	The Closing
1.3	Conversion of Shares
1.4	Cash Payments at Closing
1.5	Escrow of Merger Shares
1.6	Earnout Consideration
1.7	Assumption of Liabilities
1.8	Actions at the Closing
1.9	Additional Action, Registration of Merger Shares
1.10	Articles of Incorporation and By-laws
1.11	Officers and Directors, Effect of Merger
1.12	No Further Rights
1.13	Closing of Transfer Books
1.14	Tax Consequences

ARTICLE II	REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND EQUITY HOLDERS

2.1	Organization, Qualification and Corporate Power
2.2	Capitalization
2.3	Authorization of Transaction
2.4	Noncontravention
2.5	Subsidiaries
2.6	Financial Statements
2.7	Absence of Certain Changes
2.8	Undisclosed Liabilities
2.9	Tax Matters
2.10	Assets
2.11	Real Property
2.12	Intellectual Property
2.13	Contracts
2.14	Accounts Receivable
2.15	Insurance
2.16	Litigation
2.17	Employees
2.18	ERISA
2.19	Environmental Matters
2.20	Compliance with Other Agreements, Laws, Etc.
2.21	Customers and Suppliers
2.22	Brokers
2.23	Books and Records
2.24	Disclosure

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ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDERS

3.1	Investment Only
3.2	Shares Restricted
3.3	Knowledge and Experience
3.4	Risk

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE MERGER SUB

4.1	Organization, Qualification and Corporate Power
4.2	Capitalization
4.3	Authorization of Transaction
4.4	Noncontravention
4.5	Reports and Financial Statements
4.6	Absence of Material Adverse Change
4.7	Interim Operations of the Merger Sub
4.8	Brokers’ Fees

ARTICLE V	COVENANTS

5.1	Closing Efforts
5.2	Governmental and Third-Party Notices and Consents
5.3	Stockholder Approval
5.4	Operation of Business
5.5	Access to Information
5.6	Notice of Breaches
5.7	Exclusivity
5.8	Expenses
5.9	Proprietary Information

ARTICLE VI	CONDITIONS TO CONSUMMATION OF MERGER

6.1	Conditions to Each Party’s Obligations
6.2	Conditions to Obligations of the Buyer and the Merger Sub
6.3	Conditions to Obligations of the Company

ARTICLE VII	INDEMNIFICATION

7.1	Indemnification by the Equity Holders
7.2	Indemnification by the Buyer
7.3	Indemnification Payments
7.4	Survival of Representations and Warranties

ARTICLE VIII	TERMINATION

8.1	Termination of Agreement
8.2	Effect of Termination

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ARTICLE IX	MISCELLANEOUS

9.1	No Third Party Beneficiaries
9.2	Entire Agreement
9.3	Succession and Assignment
9.4	Counterparts and Facsimile Signature
9.5	Notices
9.6	Governing Law
9.7	Amendments and Waivers
9.8	Validity
9.9	Submission to Jurisdiction

Exhibit A -	Form of Employment Agreement
Exhibit B -	Opinion of Counsel to the Company
Exhibit C -	Form of Escrow Agreement

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AGREEMENT AND PLAN OF MERGER

Agreement is entered into as of March 30, 2004 by and among BIO-key International, Inc., a Minnesota corporation (the “Buyer”), BIO-Key Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Buyer (the “Merger Sub”), Public Safety Group, Inc., a Florida corporation (the “Company”) and the Equity Holders (as hereinafter defined).  The Buyer, the Merger Sub, the Company and the Equity Holders are referred to collectively herein as the “Parties” and each individually as a “Party.”

This Agreement contemplates a merger of the Company into the Merger Sub.  In such merger, the Equity Holders will receive cash and common stock of the Buyer in exchange for their capital stock of the Company.

The Parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and to cause the Merger (as defined below) to qualify as a reorganization under the provisions of Section 368(a) of the Code.

Now, therefore, in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I
THE MERGER

1.1           The Merger.  Upon and subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), the Company shall be merged with and into the Merger Sub (with such merger referred to herein as the “Merger”) in accordance with the provisions of the Delaware General Corporation Law and the Florida Business Corporations Act.  The separate corporate existence of the Company shall thereupon cease and Merger Sub shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Buyer.  The “Effective Time” shall be the time at which the Surviving Corporation files Articles of Merger as required by Section 1105 of the Florida Business Corporations Act and a Certificate of Merger as required by Section 252 of the Delaware General Corporation Law, but in no event shall be later than March 31, 2004.

1.2           The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Choate, Hall & Stewart in Boston, Massachusetts, commencing at 9:00 a.m. local time on such date as soon as practicable (and in any event not later than three business days) after the satisfaction or waiver of all conditions (excluding the delivery of any documents to be delivered at the Closing by any of the Parties) set forth in Article VI hereof (the “Closing Date”), but in no event later than March 31, 2004.

1.3           Conversion of Shares.

(a)           Certain Definitions.  For purposes of this Agreement, the following terms shall have the meanings indicated:

(i)            “Base Cash Price” means Five Hundred Thousand Dollars ($500,000).

(ii)           “Buyer Common Stock” means the common stock, .01 par value per share, of the Buyer.

(iii)          “Merger Consideration” means the Base Cash Price plus the Merger Shares plus the Earnout Consideration.

(iv)          “Merger Shares” means the number of shares of validly issued, fully paid and nonassessable shares of Buyer Common Stock that is equal to the result obtained by dividing Three Million, Six Hundred Thousand Dollars ($3,600,000) by a price of $1.49 per share of Buyer Common Stock.  Merger Shares which are Escrow Shares (as defined below) shall be subject to a repurchase right by the Buyer pursuant to Section 1.5(e) and shall be subject to forfeiture in accordance with the indemnification provisions of Section 7.3.

(b)           At the Effective Time, by virtue of the Merger and without any action on the part of any Party, each share of common stock, $.01 par value per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Common Shares”), all of which are set forth opposite the name of each respective shareholder on Section 2.2 of the Disclosure Schedule (each, an “Equity Holder”), shall be converted into and represent the right to receive the following, subject to the terms and provisions of this Agreement:

(i)            the Base Cash Price;

(ii)           the Merger Shares; and

(iii)          the Earnout Consideration.

(c)           Distributions of the Merger Consideration pursuant to this Agreement shall be made pro rata to the Equity Holders in proportion to their percentage interests as set forth on Section 2.2 of the Disclosure Schedule, which percentage interests are subject to adjustment in the event of a repurchase of Escrow Shares (as defined below) pursuant to Section 1.5(e).

(d)           Each Common Share held in the Company’s treasury immediately prior to the Effective Time and each Common Share owned beneficially by the Buyer or the Merger Sub shall be cancelled and retired without payment of any consideration therefor.

1.4           Cash Payments at Closing.  On the Closing Date, the Buyer will distribute the Base Cash Price and other cash consideration in accordance with Sections 1.8(e) and 1.8(f) by wire transfer to an account specified by Hendry, Stoner, DeLancett & Brown, P.A., as escrow agent for the Equity Holders.

1.5           Escrow of Merger Shares.

(a)           For the purposes of this Agreement,

(i)            “Founding Shareholder Employee” means each of Don Nagle, Ramzan Janmohamed and Bob Lorenz.

(ii)           “Vested Shares” means Merger Shares which are no longer subject to the restrictions set forth in this Section 1.5 and may be distributed to the Equity Holders.

(b)           On the Closing Date, all of the Merger Shares shall be transferred to escrow, to be held by Choate, Hall & Stewart, as escrow agent for the Equity Holders (the “Trustee”) according to the provisions of the Escrow Agreement, a form of which is attached hereto as Exhibit C (the “Escrow Agreement”).  One-twelfth of the Merger Shares (the “Initial Shares”) shall be held in escrow by the Trustee for the purpose of securing certain obligations of the Company to Harward Investments, Inc.  The remaining eleven-twelfths of the Merger Shares shall be subject to repurchase by the Buyer in accordance with Section 1.5(e) below (the “Escrow Shares”) and shall only be released by the Trustee to the Equity Holders as provided in Sections 1.5(c)-(e) and 1.9(b) below.  The Equity Holders hereby undertake, promptly after Closing, to execute the Escrow Agreement.  The Equity Holders shall enjoy all the rights and privileges with respect to the Escrow Shares, including, without limitation, the right to vote and receive dividends, if any, while such shares are held in escrow.

(c)           An additional one-twelfth of the Merger Shares shall become Vested Shares and shall be distributed by the Trustee on each of June 30, 2004, September 30, 2004 and December 31, 2004.

(d)           The remaining eight-twelfths of the Merger Shares (the “Remaining Shares”) shall become Vested Shares and shall be distributed by the Trustee as follows:

(i)            In the event that 2004 Qualifying Revenue is equal to or exceeds Two Million Dollars ($2,000,000), one-eighth of the Remaining Shares shall become Vested Shares on each of March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006, and December 31, 2006.

(ii)           In the event that 2004 Qualifying Revenue is less than Two Million Dollars ($2,000,000), one-twelfth of the Remaining Shares shall become Vested Shares on each of March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007, September 30, 2007, and December 31, 2007.

(iii)          In the event that 2004 Qualifying Revenue is equal to or exceeds Six Million Dollars ($6,000,000), one-sixth of the Remaining Shares shall become Vested Shares on each of March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006.

(e)           Notwithstanding the foregoing, upon the termination of a Founding Shareholder Employee’s employment with the Buyer for Cause (as such term is defined in the form of Employment Agreement attached hereto as Exhibit A), or upon voluntary termination of such employment, the Buyer may repurchase that Founding Shareholder Employee’s pro rata Escrow Shares then remaining in escrow for $0.01 per share.  This repurchase right shall not apply to any Merger Shares which have become Vested Shares pursuant to Section 1.5(b)-(d).

This repurchase right shall not apply if the Founding Shareholder Employee’s employment with the Buyer is terminated for any other reason, including the death or disability of the Founding Shareholder Employee.  Upon termination by the Buyer of a Founding Shareholder Employee’s employment for any reason other than Cause, that Founding Shareholder Employee’s pro rata Escrow Shares shall become Vested Shares and shall be distributed by the Trustee.

(f)            At the Closing, the Initial Shares shall be placed in escrow with the Trustee and shall be released by the Trustee in accordance with this Agreement and the Escrow Agreement.  On or promptly following the date on which a registration statement filed pursuant to Section 1.9(b) is declared effective by the SEC, the Trustee shall be instructed in accordance with the terms of the Escrow Agreement to release to Harward Investments, Inc. that amount of the Initial Shares obtained by dividing One Hundred and Ten Thousand Dollars ($110,000) by the closing price of the Buyer Common Stock on such date of effectiveness, as reported on the OTC Bulletin Board.  The balance of the Initial Shares shall be concurrently distributed to the Equity Holders.  The Equity Holders hereby undertake to execute and provide the necessary documentation, including without limitation stock powers executed in blank, to enable the Trustee to effect such distribution of the Initial Shares.

(g)           Each stock certificate representing the Merger Shares shall be endorsed by the Buyer with legends reading substantially as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT), OR ANY STATE SECURITIES LAWS.  THESE SECURITIES MAY NOT BE SOLD, PLEDGED OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION FROM COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO REPURCHASE RIGHTS IN FAVOR OF THE CORPORATION CONTAINED IN AN AGREEMENT AND PLAN OF MERGER BY AND BETWEEN THE CORPORATION AND THE HOLDER DATED AS OF MARCH 30, 2004.  A COPY OF SAID AGREEMENT IS ON FILE IN THE OFFICE OF THE CORPORATION AND, IF APPLICABLE, WILL BE PROVIDED TO THE HOLDER HEREOF FREE OF CHARGE UPON WRITTEN REQUEST.”

1.6           Earnout Consideration.

(a)           Certain Definitions.  For purposes of this Agreement, the following terms shall have the meanings indicated:

(i)            “Accounts Receivable Holdback” means an amount equal to the Company’s Accounts Receivable as of March 19, 2004, less payments received against those Accounts Receivable.

(ii)           “Earnout Consideration” means

With respect to Qualifying Revenue recognized as revenue by Buyer between the Closing Date (including any Qualifying Revenue associated with Logan International Airport) and December 31, 2004 (“2004 Qualifying Revenue”):

Five percent (5%) of all 2004 Qualifying Revenue less than $2 million, less the Accounts Receivable Holdback.

Ten percent (10%) of all 2004 Qualifying Revenue equal to or greater than $2 million but less than $4 million.

Twenty percent (20%) of all 2004 Qualifying Revenue equal to or greater than $4 million but less than $7 million

Thirty percent (30%) of all 2004 Qualifying Revenue equal to or greater than $7 million.

With respect to Qualifying Revenue recognized as revenue by Buyer between January 1, 2005 and December 31, 2005 (“2005 Qualifying Revenue”):

Ten percent (10%) of all 2005 Qualifying Revenue equal to or greater than $7 million but less than $10 million.

Twenty Percent (20%) of all 2005 Qualifying Revenue equal to or greater than $10 million.

(iii)          “Products” shall have the meaning set forth in Section 2.12.

(iv)          “Qualifying Revenue” means all license, services and maintenance fees recognized as revenue by Buyer, which are generated by the Products or any improvements thereto (inclusive of net revenues from third party products and services previously engaged by the Company) in the public sector division of Buyer, plus any revenues generated by the Products through other divisions or subsidiaries of Buyer, as determined in accordance with revenue recognition provisions of GAAP.  The Qualifying Revenues attributable to the Products shall not include (1) sales commissions payable to third parties, (2) unreimbursed freight and shipping charges, or (3) refunds for returns.  If any Product is combined with another product or service of Buyer or its divisions or subsidiaries, the revenue attributable to the Products shall be equal to the total gross revenue attributable to the combination products and services multiplied by a fraction, the numerator of which is the then current stand-alone price (without discounts and not lower than reasonable market value) for the Products, and the denominator of which is the aggregate price of the combination of products or services, where the non Products or services included in the combination products or services are valued at current stand-alone prices (without price increases attributable to the proposed combination).

(b)           Accrual of Earnout Consideration.  As additional consideration for the Merger, during 2004 and 2005 the Buyer shall pay to the Equity Holders the Earnout Consideration, which they shall earn based on the formula set forth in Section 1.6(a)(ii) above as Qualifying Revenue is recognized by Buyer.

(c)           Payment of Earnout Consideration.  For each month in which Qualifying Revenue is actually received by Buyer, Buyer shall pay the Earnout Consideration to the Equity Holders on the last day of the following month (each, an “Earnout Payment Date”).  On each Earnout Payment Date, the Buyer shall pay the Earnout Consideration to the Equity Holders in cash; provided, however, in no event will more than sixty percent (60%) of the Merger Consideration be paid in the form of cash.  Accordingly, any amount which cannot be paid in cash shall be paid in Buyer Common Stock priced as of its closing price on the OTC Bulletin Board on second trading day prior to the Earnout Payment Date.

1.7           Assumption of Liabilities.  Effective as of the Closing Date, Buyer shall assume responsibility for the performance and satisfaction of all liabilities and obligations of the Company as of the Closing Date up to a maximum aggregate net liability (defined as liabilities and obligations minus Accounts Receivable as of March 19, 2004 and set forth in Section 1.4(a)(i) of the Disclosure Schedule) amount of Six Hundred Thousand Dollars ($600,000) (the “Assumed Liabilities”).  Any liability or obligation of the Company in excess of the Assumed Liabilities, whether arising before or after the Closing Date, shall be promptly paid by the Equity Holders.  Prior to the Closing Date and in accordance with Section 6.2(e), the Company shall have provided reasonable written assurances to the Buyer that it has satisfied all liabilities and obligations of the Company as provided herein.

1.8           Actions at the Closing.  At the Closing:

(a)           the Company shall deliver to the Buyer and the Merger Sub the various certificates, instruments and documents referred to in Section 6.2;

(b)           the Buyer and the Merger Sub shall deliver to the Company the various certificates, instruments and documents referred to in Section 6.3;

(c)           the Surviving Corporation shall file with the Secretary of State of the State of Delaware the Certificate of Merger and with the Secretary of State of the State of Florida the Articles of Merger;

(d)           each of the Equity Holders shall deliver to the Buyer the certificate(s) representing his, her or its Common Shares;

(e)           the Buyer shall deliver to each Equity Holder the Base Cash Price in accordance with Section 1.4;

(f)            the Buyer shall deliver an additional $150,000 in cash, which shall be applied against outstanding liabilities of the Company and shall reduce the Assumed Liabilities of the Buyer; and

(g)           certificates for the Escrow Shares shall be placed in escrow in accordance with Section 1.5(b) and certificates for the Initial Shares shall be placed in escrow in accordance with Section 1.5(f).

1.9           Additional Action, Registration of Merger Shares.

(a)           The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or the Merger Sub, in order to consummate the transactions contemplated by this Agreement.

(b)           Within thirty (30) days of the Closing Date, the Buyer shall file a registration statement for the Merger Shares under the Securities Act of 1933 (the “Securities Act”), to permit the offer and sale of the Merger Shares by the Equity Holders from time to time on a delayed or continuous basis.  The Buyer shall use it best efforts to keep such registration continuously effective and current until all of the Merger Shares covered thereby shall become eligible to be sold pursuant to Rule 144(k) under the Securities Act or any successor thereto.  The Buyer and Equity Holders shall cooperate with each other in supplying such information as may be necessary for any of such parties to complete and file any information reporting forms presently or hereafter required by the SEC or any commissioner or other authority administering the blue sky or securities laws of any jurisdiction where Merger Shares are proposed to be sold.

1.10         Articles of Incorporation and By-laws.

(a)           The Articles of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of the Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation set forth therein shall be changed to the name of the Company.

(b)           The By-laws of the Surviving Corporation immediately following the Effective Time shall be the same as the By-laws of the Merger Sub immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

1.11         Officers and Directors, Effect of Merger.  The persons whose names are set forth on the Surviving Corporation’s Certificate of Incorporation as officers and directors of the Surviving Corporation shall, from and after the Effective Time, be the officers and directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and bylaws.  The Merger shall have the effects set forth in Section 252 of the Delaware Law.  The corporate existence of Merger Sub, with all its purposes, powers and objects, shall continue unaffected and unimpaired by the Merger and, as the Surviving Corporation, Merger Sub shall succeed to all rights, assets, liabilities and obligations of the Company in accordance with Section 252 of the Delaware Law.

1.12         No Further Rights.  From and after the Effective Time, no Common Shares shall be deemed to be outstanding, and holders of certificates including ownership interests therein shall cease to have any rights with respect thereto, except as provided herein or by law.

1.13         Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Common Shares shall thereafter be made.

1.14         Tax Consequences.  It is intended by the Parties that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND EQUITY HOLDERS

Each of the Equity Holders and the Company represents and warrants to the Buyer that the statements contained in this Article II are true and correct as of the date hereof and as of the Closing Date, except as set forth in the disclosure schedule provided by the Company to the Buyer on the date hereof and accepted in writing by the Buyer (the “Disclosure Schedule”).  The Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and the disclosures in any paragraph of the Disclosure Schedule shall qualify only the corresponding paragraph in this Article II.

2.1           Organization, Qualification and Corporate Power.  The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Florida.  The Company is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (as defined below).  The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Company has furnished to the Buyer complete and accurate copies of its Articles of Incorporation and By-laws.  The Company is not in default under or in violation of any provision of its Articles of Incorporation or By-laws.  For purposes of this Agreement, “Company Material Adverse Effect” means a material adverse effect on the assets, business, condition (financial or otherwise), results of operations or future prospects of the Company, taken as a whole.

2.2           Capitalization.  The authorized capital stock of the Company consists of 2,000,000 Common Shares, of which, as of the date of this Agreement, 781,010 shares were issued and outstanding and no shares were held in the treasury of the Company.  The Company has no shares of preferred stock authorized.  Section 2.2 of the Disclosure Schedule sets forth a complete and accurate list of all Equity Holders, indicating the number of Common Shares held by each Equity Holder.  All of the issued and outstanding Common Shares are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.  There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance or redemption of any of its capital stock that would be activated by or survive the closing or which will not be cancelled in the waiver of employment agreements.  There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.  There are no agreements to which the Company is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of the Company.  All of the issued and outstanding Common Shares were issued in compliance with applicable federal and state securities laws.

2.3           Authorization of Transaction.  The Company and the Equity Holders have all requisite power and authority to execute and deliver this Agreement and to perform their obligations hereunder.  The execution and delivery by the Company and the Equity Holders of this Agreement and the consummation by the Company and the Equity Holders of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and the Equity Holders.  This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2.4           Noncontravention.  Subject to the filing of the Articles of Merger as required by Title Section 1105 of the Florida Business Corporation Act and a Certificate of Merger as required by Section 252 of the Delaware General Corporation Law, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or violate any provision of the Articles of Incorporation or By-laws of the Company, (b) require on the part of the Company any filing with, or any permit, authorization, consent or approval of, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a “Governmental Entity”), (c) except as set forth in Section 2.4 of the Disclosure Schedule, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company is a party or by which the Company is bound or to which any of their assets is subject, (d) result in the imposition of any Security Interest (as defined below) upon any assets of the Company or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets.  For purposes of this Agreement: “Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation, and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business (as defined below) of the Company and not material to the Company; and “Ordinary Course of Business” means the ordinary course of the Company’s business, consistent with past custom and practice (including with respect to frequency and amount).

2.5           Subsidiaries.  The Company has no Subsidiaries and does not directly or indirectly own any interest in any other person or entity.  “Subsidiary,” as such term is used herein, shall mean, as to any person or entity, any other person or entity at least 50% of whose equity or voting interests are owned, directly or indirectly, by such first person or entity.

2.6           Financial Statements.  The Company has provided to the Buyer the unaudited consolidated balance sheet and statements of income, changes in stockholders’ equity and cash flows as of and for the twelve months ended as of December 31, 2003 (the “Most Recent Balance Sheet Date”).  Except as described in Section 2.6 of the Disclosure Schedule, such financial statements (collectively, the “Financial Statements”) fairly present the financial condition, results of operations and cash flows of the Company as of the date thereof and for the periods referred to therein and are consistent with the books and records of the Company, subject to the absence of footnote disclosure and to normal, recurring end-of-period adjustments which shall, in the aggregate, not be material.

2.7           Absence of Certain Changes.  Since the Most Recent Balance Sheet Date, (a) there has occurred no event or development which has had, or could reasonably be expected to have in the future, a Company Material Adverse Effect, and (b) the Company has not taken any of the actions set forth in paragraphs (a) through (i) of Section 5.4.

2.8           Undisclosed Liabilities.  The Company has no liabilities (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the balance sheet referred to in Section 2.6 (the “Most Recent Balance Sheet”), (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and are reflected in Section 1.4(a)(i) of the Disclosure Schedule and (c) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

2.9           Tax Matters.

(a)           For the purpose of this Agreement, any income, excise, franchise, sales, use, transfer, payroll, personal property, real property, occupancy or other tax, levy, impost, fee, imposition, assessment or similar charge, together with any related addition of tax, interest or penalty thereon of any Governmental Authority, is referred to as a “Tax.”  “Tax Return” refers to any type of return or report required to be filed as a result of any Tax and any return or informational report required to be filed under the Internal Revenue Code including, but not limited to, IRS forms 941, 1099, 1120S and 5500.  Correct and complete copies of all Tax Returns of the Company since the Company’s date of incorporation requested by Buyer have been, or will be, provided to Buyer.

(b)           The Company has duly filed all Tax Returns required to be filed since the Company’s date of incorporation with any Governmental Authority and all such Tax Returns were correct and complete in all material respects.  The Company has paid in full all Taxes required to be paid by the Company for periods occurring since the Company’s date of incorporation before such payment became delinquent and no deficiencies have been or will be assessed with respect thereto for any such period through the Closing Date.  All Taxes which the Company has been required to collect or withhold since the Company’s date of incorporation have been duly collected or withheld and, to the extent required when due, have been or will be paid to the proper Governmental Authority, except where the failure so to pay would not have a

Company Material Adverse Effect.  There are no federal, state, local or foreign tax liens upon any of the properties or assets of the Company and there are no unpaid Taxes which are or could become a Lien on the properties or assets of the Company, except for current Taxes not yet due and payable.

(c)           The Tax Returns of the Company have not been audited by any Governmental Authority for any period since the Company’s date of incorporation, there are no audits known by the Company to be pending of the Company’s Tax Returns, and there are no claims which have been or, to the Company’s knowledge, may be asserted relating to the Company’s Tax Returns filed for any year since the Company’s date of incorporation.

(d)           The Company is not a party to any tax-sharing agreement or similar arrangement with any other party.  There have been no waivers of statutes of limitations by the Company with respect to any Governmental Authority responsible for assessing or collecting Taxes.  The Company has not agreed or been required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except for adjustments under Section 481(a) which have been fully recognized on or before the Most Recent Balance Sheet Date.

2.10         Assets.  The Company has no material tangible assets owned or leased except as set forth on Section 2.10 of the Disclosure Schedule.

2.11         Real Property.  The Company does not own, and has never owned, any real property.  Section 2.11 of the Disclosure Schedule sets forth a complete and correct description of all leases of real property to which the Company is a party.  Complete and correct copies of all such leases have been delivered to Buyer.

2.12         Intellectual Property.

(a)           As used herein:  ”Intellectual Properties” means intellectual property or proprietary rights of any description including without limitation (i) rights in any patent, patent application, copyright, industrial design, URL, domain name, trademark, service mark, logo, trade dress or trade name, (ii) related registrations and applications for registration, (iii) trade secrets, moral rights or publicity rights, (iv) inventions, discoveries, or improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data that are necessary or useful to operate the business of the Company as currently conducted and proposed by the Company to be conducted or to market, sell, design, make, have made, service, maintain, install, operate, use or test the Product(s) and develop enhanced or new products, whether or not patented, patentable, copyrightable or reduced to practice, including but not limited to any inventions, discoveries, improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data embodied or disclosed in any:  (1) computer source codes (human readable format) and object codes (machine readable format); (2) specifications; (3) manufacturing, assembly, test, installation, service and inspection instructions and procedures; (4) engineering, programming, service and maintenance notes and logs; (5) technical, operating and service and maintenance manuals and data; (6) hardware reference manuals; and (7) user documentation, help files or training materials, and (v) good will related to any of the foregoing.  “Products” means all products and services, including all related software, now being provided by the Company, and those products, services and software actively proposed to be provided by the Company.

(b)           Section 2.12(b) of the Disclosure Schedule lists the major service categories of Company, and the patent, trademark, copyright and domain name Intellectual Properties (other than off-the-shelf software programs that have not been customized for its use) material to and used in or necessary to the business of the Company as now being conducted and proposed by the Company to be conducted (the “Major Intellectual Properties”). The Company owns, or is licensed or otherwise has the right to use, all Major Intellectual Properties other than off-the-shelf software programs that have not been customized for its use (the “Company Intellectual Properties”), free and clear of all liens, claims and encumbrances, except for such liens, claims and encumbrances as do not materially impair the Company’s ability to use, exploit, license and distribute such Company Intellectual Properties or as will be assumed by the Buyer or released at Closing upon payment by the Company.  Except as otherwise indicated in Section 2.12(b) of the Disclosure Schedule, the Company is not required to pay any royalties or further consideration for the use of any Company Intellectual Properties that the Company has licensed from other persons or entities.  The Company possesses previous versions of any software (other than off-the-shelf software that has not been customized for its use), whenever a previous version exists, that are purchased or licensed from third parties and that are used to provide Products such that the Company can recreate the current and next most recent versions of any Company Intellectual Properties.

(c)           The Company’s Products, including all related software, are free from material defects and perform in substantial accordance with all published specifications (if any).

(d)           Except as set forth in Section 2.12(d) of the Disclosure Schedule, the Company has not granted any third party any right to manufacture, reproduce, distribute or market any of the Company’s Products or any adaptations, translations, or derivative works based on the Company Products or any portion thereof.

(e)           Except as set forth in Section 2.12(d) of the Disclosure Schedule, the Company has not granted any third party any right to license any of the Company’s Products except under valid and binding written software license agreements.

(f)            Except as set forth in Sections 2.12(d) and 2.12(f) of the Disclosure Schedule, no third party has been licensed to use, or has lawful access to any source code developed in respect of the Company’s Products.

(g)           Except as set forth in Section 2.12(g) of the Disclosure Schedule, all of which have been resolved prior to the date of this Agreement, no product liability or product warranty claims have been communicated in writing to or threatened in writing against the Company.

(h)           In any instance where the Company’s rights to Company Intellectual Properties arise under a license or similar agreement (other than for off-the-shelf software programs that have not been customized for its use), this is indicated in Section 2.12(b) of the Disclosure Schedule.  No other person has an interest in or right or license to use any of the

Company Intellectual Properties owned by the Company, except as set forth in Section 2.12(d) of the Disclosure Schedule.  To the Company’s knowledge, there is and has been no material unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Properties owned by the Company by any third party.  To the Company’s knowledge, none of the Company Intellectual Properties owned by the Company or licensed to the Company on an exclusive basis is being infringed by others, or is subject to any outstanding order, decree, judgment, or stipulation.  Except as set forth in section 2.12(h) of the Disclosure Schedule, no litigation (or other proceedings in or before any court or other governmental, adjudicatory, arbitral, or administrative body) relating to the Company Intellectual Properties owned by the Company or licensed to the Company on an exclusive basis is pending, or to the Company’s knowledge, threatened against the Company, nor, to the Company’s knowledge, is there any valid basis for any such litigation or proceeding.  None of the Company Intellectual Properties owned by the Company or licensed to the Company on an exclusive basis is subject to any outstanding order, decree, judgment, or stipulation.  The Company maintains reasonable security measures for the preservation of the secrecy and proprietary nature of such of its Company Intellectual Properties that constitute trade secrets or other confidential information.

(i)            Except as set forth in Section 2.12(i) of the Disclosure Schedule, to the Company’s knowledge, the Company has not infringed or made unlawful use of, and is not infringing or making unlawful use of, any Intellectual Properties of any other person or entity. Except as set forth in Section 2.12(i) of the Disclosure Schedule, no litigation (or other proceedings in or before any court or other governmental, adjudicatory, arbitrary, or administrative body) charging the Company with infringement or unlawful use of any Intellectual Properties is pending, or to the Company’s knowledge, threatened against the Company, nor, to the Company’s knowledge, is there any valid basis for any such litigation or proceeding.

(j)            Each person presently or previously (within the past three (3) years) employed by the Company (including independent contractors, if any) with access authorized by the Company to confidential information relating to the Company Intellectual Properties has executed a confidentiality and non-disclosure agreement pursuant to an agreement substantially in the form of agreement previously provided to Buyer or its representatives and such confidentiality and non-disclosure agreements constitute valid and binding obligations of the Company and, to the Company’s knowledge, of such person, enforceable in accordance with their respective terms.  All Company Intellectual Properties that are owned by the Company were written, developed and created solely and exclusively by employees of the Company (and all rights in and to all Company Intellectual Properties are owned by the Company) without the assistance of any third party or entity or were created by or with the assistance of third parties who assigned ownership of their rights (including all intellectual property rights) in such Company Intellectual Properties to the Company by means of valid and enforceable consultant confidentiality and invention assignment agreements, copies of which have been delivered to Buyer.  All Company Intellectual Properties that are licensed to the Company (other than off-the-shelf software programs that have not been customized for its use) are identified in Schedule 2.12(b), and copies of such license agreements have been made available to Buyer.

(k)           All use, disclosure or appropriation by the Company (or its employees or agents) of confidential information relating to Intellectual Properties not otherwise protected by patents, patent applications or copyright (“Confidential Information”) owned by the Company and licensed to a third party has been pursuant to the terms of a written agreement between the Company and such third party.  All use, disclosure or appropriation by the Company (or its employees or agents) of Confidential Information not owned by the Company has been made pursuant to the terms of a written agreement between the Company and the owner of such Confidential Information, or is otherwise lawful.

(l)            Section 2.12(b) of the Disclosure Schedule contains an accurate and complete description of all patents and patent applications, trademarks (with separate listings of registered and unregistered trademarks), trade names, major Internet Domain Names and registered or unregistered copyrights in or related to the Company Products or otherwise included in the Company Intellectual Properties and all applications and registrations therefor.  To the knowledge of Company, all of Company’s patents, patent rights, copyrights, trademark, trade name or Internet domain name registrations related to or in the Company Products are valid and in full force and effect; and consummation of the transactions contemplated by this Agreement will not alter or impair any such rights.

2.13         Contracts.

(a)           Section 2.13 of the Disclosure Schedule lists the following agreements (written or oral) to which the Company is a party as of the date of this Agreement:

(i)            any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $5,000 per annum or having a remaining term longer than three months;

(ii)           any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $5,000 per annum, or (C) in which the Company has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii)          any agreement establishing a partnership or joint venture;

(iv)          any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $5,000 or under which it has imposed (or may impose) a Security Interest on any of its assets, tangible or intangible;

(v)           any agreement concerning confidentiality or noncompetition;

(vi)          any written or oral agreement, plan or practice (exclusive of any such contract which is terminable within thirty (30) days without liability to the Company) directly or indirectly providing for or relating to any employment, consulting, remuneration, compensation or benefit, severance or other similar arrangement, forms of paid or unpaid leave, retirement benefits, deferred compensation, profit-sharing, stock options, or other forms of incentive compensation or post-retirement compensation or benefits or employment guarantee entered into between the Company and any one or more of its employees;

(vii)         any agreement involving any officer, director or stockholder of the Company or any affiliate (an “Affiliate”), as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), thereof;

(viii)        any agreement under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(ix)           any agreement under which the consummation of the Merger will give rise to any payment obligation by the Company, including but not limited to, agreements containing “change-in-control” or similar provisions;

(x)            any agreement which contains any provisions requiring the Company to indemnify any other party thereto (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the Ordinary Course of Business); and

(xi)           any other agreement (or group of related agreements) either involving more than $5,000 or not entered into in the Ordinary Course of Business.

(b)           The Company has delivered to the Buyer a complete and accurate copy of each agreement listed in Section 2.12 or Section 2.13 of the Disclosure Schedule.  With respect to each agreement so listed:  (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Company nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or, to the knowledge of the Company, any other party under such contract.

2.14         Accounts Receivable.  All accounts receivable of the Company reflected on Section 1.4(a)(i) of the Disclosure Schedule are valid receivables subject to no setoffs or counterclaims and are current and collectible within 90 days after the date on which they first became due and payable except as set forth on the Disclosure Schedule.

2.15         Insurance.  Section 2.15 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party.  Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company.  There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.  All premiums due and payable under all such policies have been paid, the Company is not liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies.  The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any such policy.  Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

2.16         Litigation.  Except as set forth in Section 2.16 of the Disclosure Schedule, no litigation, arbitration, action, suit, proceeding, or to the Company’s knowledge investigation (whether conducted by any judicial or regulatory body, arbitrator, or other person) is pending or, to the Company’s knowledge, threatened, against the Company.

2.17         Employees.  Section 2.17 of the Disclosure Schedule contains a list of all employees of the Company whose annual rate of compensation exceeds fifty thousand dollars ($50,000) per year, along with the position and the annual rate of compensation of each such person.  Each such employee has entered into a confidentiality/assignment of inventions agreement with the Company, a copy of which has previously been delivered to the Buyer.  Section 2.17 of the Disclosure Schedule contains a list of all employees of the Company who are a party to a non-competition agreement with the Company and copies of such agreements have previously been delivered to the Buyer.  To the knowledge of the Equity Holders and the Company, no key employee or group of employees has any plans to terminate employment with the Company.

2.18         ERISA.  There are no employee pension benefit plans, multi-employer plans or employee welfare benefit plans covering active, former or retired employees of the Company subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which the Company maintains or has in the past maintained, or to which the Company is a contributing employer or has in the past contributed.

2.19         Environmental Matters.  The Company has complied with all applicable Environmental Laws (as defined below).  There is no pending or, to the knowledge of the Equity Holders or the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Company.  For purposes of this Agreement, “Environmental Law” means any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including without limitation any statute, regulation, administrative decision or order pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine life and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles; (vii) health and safety of employees and other persons; and (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste.  As used above, the terms “release” and “environment” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”).

2.20         Compliance with Other Agreements, Laws, Etc.  The Company has complied with, and is in compliance with, (i) all laws, statutes, governmental regulations and all judicial or administrative tribunal orders, judgments, writs, injunctions, decrees or similar commands applicable to its business, and (ii) its Certificate of Incorporation and By-laws, each as amended to date; in the case of the preceding clause (i), excepting only any such noncompliances that, both individually and in the aggregate, have not resulted, and are not reasonably anticipated to result, in a Material Adverse Effect on the Company or the Surviving Corporation.  The Company has not been charged with, or to its knowledge, been under investigation with respect to, any violation of any provision of any federal, state, or local law or administrative regulation.  Section 2.20 of the Disclosure Schedule sets forth a complete and correct list of, all material licenses, permits, and other authorizations of governmental authorities as are necessary or desirable for the conduct of its businesses or in connection with the ownership or use of its properties, all of which are in full force and effect, true and complete copies of all of which have previously been delivered to Buyer.  Except as set forth in Section 2.20 of the Disclosure Schedule, none of such licenses, permits and authorizations will be affected by the consummation of the Merger and the other transactions contemplated hereby.

2.21         Customers and Suppliers.  Section 2.21 of the Disclosure Schedule sets forth a list of (a) each customer that accounted for more than five percent (5%) of the consolidated revenues of the Company during the last full fiscal year or the interim period through the Most Recent Balance Sheet Date and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product to the Company.  No such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or supplying products, as applicable, to the Company.  No unfilled customer order or commitment obligating the Company to process, manufacture or deliver products or perform services will result in a loss to the Company upon completion of performance.  No purchase order or commitment of the Company is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

2.22         Brokers.  Except as set forth in Section 2.22 of the Disclosure Schedule, no finder, broker, agent, or other intermediary has acted for or on behalf of the Company in connection with the negotiation, preparation, execution, or delivery of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

2.23         Books and Records.  The minute books and other similar records of the Company contain complete and accurate records of all actions taken at any meetings of the Company’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.  The books and records of the Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company and have been maintained in accordance with good business and bookkeeping practices.

2.24         Disclosure.  No representation or warranty by the Company or Equity Holders contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.  The Company has disclosed to the Buyer all material information relating to the business of the Company or the transactions contemplated by this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDERS

Each of the Equity Holders represents and warrants to the Buyer as follows:

3.1           Investment Only.  Each Equity Holder is acquiring the Merger Shares for investment purposes, for the Equity Holder’s own account and not with a view to distribution or resale, and the Equity Holder agrees not to sell, assign, transfer, hypothecate or otherwise dispose of all or any part of his Merger Shares unless such Merger Shares have been registered under the Securities Act and any applicable state securities laws or, in the opinion of the counsel for the Buyer, an exemption from the registration requirements of the Securities Act and such state laws is available.  Each Equity Holder understands that the Buyer is issuing the Merger Shares in reliance on the representations of the Equity Holder contained herein.  The Merger Shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

3.2           Shares Restricted.  Each Equity Holder recognizes that the transfer of the Merger Shares is restricted by the Securities Act and applicable state securities laws, and by the provisions of this Agreement.

3.3           Knowledge and Experience.  Each Equity Holder is a sophisticated investor and has such knowledge and experience in financial affairs and business matters in general and in particular with respect to this type of investment as to be capable of evaluating the merits and risks of an investment in the Merger Shares.  Each Equity Holder understands that an investment in the Buyer is highly speculative and involves numerous risks and uncertainties.  Each Equity Holder has evaluated and understands the risks and terms of investing in the Buyer.  Each Equity Holder has had the opportunity to discuss with his professional legal, tax and financial advisors the suitability of an investment in the Merger Shares for the Equity Holder’s particular tax and financial situation.  Each Equity Holder has had opportunity to review reports filed by the Buyer under the Securities Exchange Act of 1934 (the “Exchange Act”) with the SEC and press releases issued by the Buyer during the twelve months preceding the Closing Date.

3.4           Risk.  Each Equity Holder has adequate net worth and means of providing for the Equity Holder’s current needs and possible personal contingencies, is able to sustain a complete loss of the Equity Holder’s investment in the Buyer, and the Equity Holder has no need for liquidity in the Equity Holder’s investment in the Buyer.  Each Equity Holder understands that the Equity Holder must bear the economic risk of the investment for an indefinite period of time.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
AND THE MERGER SUB

Each of the Buyer and the Merger Sub represents and warrants to the Company as follows:

4.1           Organization, Qualification and Corporate Power.  Each of the Buyer and the Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation.  The Buyer is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing would not have a Buyer Material Adverse Effect (as defined below).  The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Buyer has furnished or made available to the Company complete and accurate copies of its Certificate of Incorporation and By-laws.  For purposes of this Agreement, “Buyer Material Adverse Effect” means a material adverse effect on the assets, business, condition (financial or otherwise), results of operations or future prospects of the Buyer and its subsidiaries, taken as a whole.

4.2           Capitalization.  The authorized capital stock of the Buyer consists of 60,000,000 shares of Buyer Common Stock, of which 24,578,614 shares were issued and outstanding as of March 29, 2003, and 5,000,000 shares of preferred stock, $.01 par value per share, of which 69,180 shares were issued and outstanding as of March 29, 2003.  All of the issued and outstanding shares of Buyer Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.  All of the Merger Shares will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

4.3           Authorization of Transaction.  Each of the Buyer and the Merger Sub has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.  The execution and delivery by the Buyer and the Merger Sub of this Agreement and the consummation by the Buyer and the Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Merger Sub, respectively.  This Agreement has been duly and validly executed and delivered by the Buyer and the Merger Sub and constitutes a valid and binding obligation of the Buyer and the Merger Sub, enforceable against them in accordance with its terms.

4.4           Noncontravention.  Subject to compliance with the applicable requirements of the Securities Act and any applicable state securities laws, the Exchange Act and the filing of the Articles of Merger as required by Section 1105 of the Florida Business Corporations Act and a Certificate of Merger as required by Section 252 of the Delaware General Corporation Law, neither the execution and delivery by the Buyer or the Merger Sub of this Agreement nor the consummation by the Buyer or the Merger Sub of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the charter or By-laws of the Buyer or the Merger Sub, (b) require on the part of the Buyer or the Merger Sub any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer or the Merger Sub is a party or by which either is bound or to which any of their assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Merger Sub or any of their properties or assets.

4.5           Reports and Financial Statements.  The Buyer has previously furnished or made available to the Company complete and accurate copies, as amended or supplemented, of its (a) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 and Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2003, as filed with the Securities and Exchange Commission (the “SEC”), and (b) all other reports filed by the Buyer under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC since January 1, 2003.

4.6           Absence of Material Adverse Change.  Since September 30, 2003, there has occurred no event or development which has had, or could reasonably be expected to have in the future, a Buyer Material Adverse Effect.

4.7           Interim Operations of the Merger Sub.  The Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement.

4.8           Brokers’ Fees.  Neither the Buyer nor the Merger Sub has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

ARTICLE V
COVENANTS

5.1           Closing Efforts.  Each of the Parties shall use its best efforts, to the extent commercially reasonable (“Reasonable Best Efforts”), to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including without limitation using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

5.2           Governmental and Third-Party Notices and Consents.

(a)           Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

(b)           The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in Section 2.4 of the Disclosure Schedule.

5.3           Stockholder Approval.  The adoption of this Agreement and the approval of the Merger constitutes approval of the terms stated herein, including the terms relating to the indemnification obligations of the Equity Holders and the vesting and escrow arrangements with respect to the Merger Consideration.

5.4           Operation of Business.  Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall, and the Equity Holders shall cause the Company to, conduct its operations in the Ordinary Course of Business and in compliance with all applicable laws and regulations and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, prior to the Effective Time, the Company shall not, and the Equity Holders shall cause the Company not to, without the written consent of the Buyer:

(a)           issue or sell, or redeem or repurchase, any stock or other securities of the Company or any rights, warrants or options to acquire any such stock or other securities;

(b)           split, combine or reclassify any shares of its capital stock; declare, set aside or pay any non-cash dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c)           create, incur or assume any indebtedness (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or make any loans, advances or capital contributions to, or investments in, any other person or entity;

(d)           enter into, adopt or amend any employment or severance agreement or arrangement or (except for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees;

(e)           acquire, sell, lease, license or dispose of any assets or property (including without limitation any shares or other equity interests in or securities of any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the Ordinary Course of Business;

(f)            discharge or satisfy any Security Interest or pay any obligation or liability other than in the Ordinary Course of Business, except for the satisfaction of liabilities in excess of the Assumed Liabilities pursuant to this Agreement;

(g)           amend its charter, by-laws or other organizational documents;

(h)           enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any material contract or agreement; or

(i)            agree in writing or otherwise to take any of the foregoing actions.

5.5           Access to Information.  The Equity Holders will, and will cause the Company to, permit representatives of the Buyer to have full access (at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel, of or pertaining to the Company.

5.6           Notice of Breaches.

(a)           From the date of this Agreement until the Effective Time, the Company shall promptly deliver to the Buyer supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the Disclosure Schedule inaccurate or incomplete at any time after the date of this Agreement until the Closing Date.  No such supplemental information shall be deemed to cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Schedule.

(b)           From the date of this Agreement until the Effective Time, the Buyer shall promptly deliver to the Company supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete at any time after the date of this Agreement until the Closing Date.  No such supplemental information shall be deemed to cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

5.7           Exclusivity.

(a)           The Company shall not, and the Company shall require each of its stockholders, officers, directors, employees, representatives and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company or any division of the Company, (ii) furnish any non-public information concerning the business, properties or assets of the Company or any division of the Company to any party (other than the

Buyer) or (iii) engage in discussions or negotiations with any party (other than the Buyer) concerning any such transaction.

(b)           The Company shall immediately notify any party with which discussions or negotiations of the nature described in paragraph (a) above were pending that the Company is terminating such discussions or negotiations.  If the Company receives any inquiry, proposal or offer of the nature described in paragraph (a) above, the Company shall, within one business day after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

5.8           Expenses.  Except as set forth in Article VII each of the Parties shall bear its own costs and expenses (including legal, accounting and investment banking fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

5.9           Proprietary Information.  Following the date hereof and the Closing, the Equity Holders shall not, and shall cause the Company not to, directly or indirectly, disclose, divulge or make use of any trade secrets or other information of a business, financial, marketing, technical or other nature pertaining to the Company, including information of others that the Company has agreed to keep confidential.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF MERGER

6.1           Conditions to Each Party’s Obligations.  The respective obligations of each Party to consummate the Merger are subject to the satisfaction of the conditions that:

(a)           no order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect that would prohibit the Merger or make illegal the acquisition or ownership of the Company by the Purchaser or otherwise prevent the consummation of the Merger; provided, that the party seeking to assert this condition shall have complied with its obligations under Section 5.1; and

(b)           there shall be no pending or threatened litigation against either party regarding this Agreement or the transactions contemplated herein.

6.2           Conditions to Obligations of the Buyer and the Merger Sub.  The obligation of each of the Buyer and the Merger Sub to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

(a)           the Company shall have obtained (and shall have provided copies thereof to the Buyer) all of the waivers, permits, consents (including without limitation any required consent of the Company’s lenders), approvals or other authorizations, and effected all of the registrations, filings and notices, referred to in Section 5.2 which are required on the part of the Company;

(b)           the representations and warranties of the Company set forth in the first sentence of Section 2.1 and in Section 2.3 and any representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time, except to the extent such representations and warranties are specifically made as of a particular date or as of the date of this Agreement (in which case such representations and warranties shall be true and correct as of such date);

(c)           the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(d)           the Company shall have delivered to the Buyer and the Merger Sub a certificate (the “Company Certificate”) to the effect that each of the conditions specified in clauses (a) through (c) of this Section 6.2 is satisfied in all respects;

(e)           the Company shall have satisfied all liabilities and obligations of the Company which are listed on the Most Recent Balance Sheet in excess of the Assumed Liabilities, and shall have provided reasonable written assurances to the Buyer that it has done so;

(f)            the Company shall have entered with each current employee of the Company a termination agreement terminating (i) such employee’s employment with the Company; and (ii) any obligation of the Company to such terminated employee under any employment or similar agreement, effective as of the Closing Date, and the Company shall have delivered to the Buyer copies of such executed termination agreements;

(g)           the Founding Shareholder Employees of the Company, each of whom is receiving a portion of the Merger Consideration, shall have executed employment agreements with Buyer, dated as of the Closing Date, substantially in the form attached hereto as Exhibit A;

(h)           the Buyer shall have no reason to believe that the statements set forth in the investment representations of Equity Holders in Article III are not true and shall be reasonably satisfied that the issuance and sale of the Merger Shares is exempt from the registration requirements of the Securities Act;

(i)            the Buyer shall have received from counsel to the Company an opinion substantially in the form of Exhibit B attached hereto, addressed to the Buyer and dated as of the Closing Date; and

(j)            the Buyer shall have received such other certificates and instruments (including without limitation certificates of good standing of the Company in the State of Florida and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

6.3           Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions:

(a)           the Buyer shall have effected all of the registrations, filings and notices referred to in Section 5.2(a) which are required on the part of the Buyer;

(b)           the representations and warranties of the Buyer and the Merger Sub set forth in the first sentence of Section 4.1 and Section 4.3 and any representations and warranties of the Buyer and the Merger Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Buyer and the Merger Sub set forth in this Agreement that are not so qualified (other than those set forth in Section 4.1 and Section 4.3) shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Effective Time as though made as of the Effective Time, except to the extent such representations and warranties are specifically made as of a particular date or as of the date of this Agreement (in which case such representations and warranties shall be true and correct as of such date);

(c)           each of the Buyer and the Merger Sub shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(d)           the Buyer shall have delivered to the Company a certificate (the “Buyer Certificate”) to the effect that each of the conditions specified in clauses (a) through (c) of this Section 6.3 is satisfied in all respects;

ARTICLE VII
INDEMNIFICATION

7.1           Indemnification by the Equity Holders.  The Equity Holders shall indemnify the Buyer in respect of, and hold it harmless against, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including without limitation amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation) (“Damages”) incurred or suffered by the Buyer resulting from, relating to or constituting:

(a)           any liability of the Company not expressly assumed by the Buyer under this Agreement, including without limitation any settlement or other payment obligation arising from the pending litigation with the Vince Group disclosed on Section 2.16 of the Disclosure Schedule and any employee severance payment obligations arising from this transaction;

(b)           any misrepresentation, breach of warranty or failure to perform any covenant or agreement of the Company contained in this Agreement;

(c)           any liability for Taxes relating to the Company prior to the Effective Time; or

(d)           any actions relating to the conduct of the Company prior to the Effective Time, except for liabilities expressly assumed by Buyer or Merger Sub under this Agreement.

The Equity Holders shall have the right to control the defense of any suit or proceeding relating to a third party claim for which indemnification is sought under this Section 7.1.  In addition, the Buyer may not settle any claim for which indemnification is sought under this Section 7.1 without the written consent of the Equity Holders, which consent shall not unreasonably be withheld or delayed.

7.2           Indemnification by the Buyer.  The Buyer shall indemnify the Equity Holders in respect of, and hold them harmless against, any and all Damages incurred or suffered by the Equity Holders resulting from, relating to or constituting any misrepresentation, breach of warranty or failure to perform any covenant or agreement of the Buyer contained in this Agreement.

The Buyer shall have the right to control the defense of any suit or proceeding relating to a third party claim for which indemnification is sought under this Section 7.2.  In addition, the Equity Holders may not settle any claim for which indemnification is sought under this Section 7.2 without the written consent of the Buyer, which consent shall not unreasonably be withheld or delayed.

7.3           Indemnification Payments.  Payments for Damages incurred by the Equity Holders shall be paid by the Buyer in cash.  Payments for Damages incurred by the Buyer shall only be paid with Escrow Shares, which shall be valued at the closing price per share of the Buyer Common Stock on the OTC Bulletin Board on the date of such payment, and the next following distribution(s) under Section 1.5(d) shall be reduced accordingly.  Equity Holders, at their option, may pay with cash.

7.4           Survival of Representations and Warranties.  All representations and warranties contained in this Agreement, the Company Certificate or the Buyer Certificate shall survive the Closing and any investigation at any time made by or on behalf of an indemnified party and until all of the Escrow Shares have been distributed.

ARTICLE VIII
TERMINATION

8.1           Termination of Agreement.  The Parties may terminate this Agreement prior to the Effective Time as provided below:

(a)           the Parties may terminate this Agreement by mutual written consent;

(b)           the Buyer may terminate this Agreement by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (b) or (c) of Section 6.2 not to be satisfied and (ii) is not cured within 20 days following delivery by the Buyer to the Company of written notice of such breach;

(c)           the Company may terminate this Agreement by giving written notice to the Buyer in the event the Buyer or the Merger Sub is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in clauses (b) or (c) of Section 6.3 not to be satisfied and (ii) is not cured within 20 days following delivery by the Company to the Buyer of written notice of such breach;

(d)           the Buyer may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before March 31, 2004 by reason of the failure of any condition precedent under Section 6.1 or 6.2 hereof (unless the failure results primarily from a breach by the Buyer or the Merger Sub of any representation, warranty or covenant contained in this Agreement); or

(e)           the Company may terminate this Agreement by giving written notice to the Buyer and the Merger Sub if the Closing shall not have occurred on or before March 31, 2004 by reason of the failure of any condition precedent under Section 6.1 or 6.3 hereof (unless the failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement).

8.2           Effect of Termination.  If any Party terminates this Agreement pursuant to Section 8.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party for willful breaches of this Agreement).

ARTICLE IX
MISCELLANEOUS

9.1           No Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

9.2           Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

9.3           Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective representatives, heirs, successors and permitted assigns.

9.4           Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile signature.

9.5           Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company:	Copy to:

Public Safety Group, Inc. 2336 Winterwoods Boulevard Suite 2008 Winter Park, FL 32792 Attn: Donald C. Nagle	Robert R. Hendry, Esquire 20 North Orange Avenue Suite 407 Orlando, FL 32801

If to the Buyer or the Merger Sub:	Copy to:

Bio-key International, Inc. 1285 Corporate Center Drive Suite 175 Eagan, MN 55121 Attn: Michael W. DePasquale	Choate, Hall & Stewart 53 State Street Boston, MA 02109 Attn: Charles Johnson, Esq.

If to the Equity Holders:

To the addresses set forth on Section 2.2 of the Disclosure Schedule.

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.6           Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

9.7           Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties.  No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver.  No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.8           Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect so long as the economic substance of the transactions contemplated hereby is not affected in any manner adverse to any party.

9.9           Submission to Jurisdiction.  Each of the Parties (a) submits to the jurisdiction of any state or federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.  Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.5.  Nothing in this Section 9.9, however, shall affect the right of any Party to serve legal process in any other manner permitted by law.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BIO-KEY INTERNATIONAL, INC.		EQUITY HOLDERS

By:	/s/ Michael W. DePasquale	/s/ Bryan Coy
Name: Michael W. DePasquale		Bryan Coy
Title: Chief Executive Officer
/s/ Dwain DeVille
Dwain DeVille
BIO-KEY ACQUISITION CORP.
/s/ Frank DiMaggio
Frank DiMaggio
By:	/s/ Michael W. DePasquale
Name: Michael W. DePasquale		/s/ Brett Fadeley
Title: President		Brett Fadeley

PUBLIC SAFETY GROUP, INC.		/s/ Douglas C. Foreman
Douglas C. Foreman

By:	/s/ Donald C. Nagle, Jr.	/s/ Robert R. Hendry
Name: Donald C. Nagle, Jr.		Robert R. Hendry
Title: President
/s/ Ramzan Janmohamed
Ramzan Janmohamed

/s/ Robert Lorenz
Robert Lorenz

/s/ Donald C. Nagle, Jr.
Donald C. Nagle, Jr.

/s/ Paul Serluco
Paul Serluco